

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2012

<u>Via E-mail</u>
Alfred E. Booth, Jr.
President and Chief Executive Officer
Zegarelli Group International, Inc.
80679 Camino Santa Elise
Indio, California 92203

> **Re:** **Zegarelli Group International, Inc.**
> **Form 10-12G**
> **Filed October 30, 2012**
> **File No. 000-19227**

Dear Mr. Booth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note that your registration statement will become effective by operation of law 60 days from the day you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934, even if we have not completed the review of your filing. If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration statement and resubmit a new registration statement when you have revised your document.

2. Please update your financial statements and corresponding financial information throughout the filing to comply with Rule 8-08 of Regulation S-X.

<u>Cautionary Note About Forward-Looking Statements, page 2</u>

3. We note disclosure that certain statements are forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities

Exchange Act of 1934. Please note that Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 do not apply to this offering. Please revise.

Item 1. Business, page 5
Our Business, page 5

4. Please revise to disclose that you have a going concern opinion from your auditor and disclose your accumulated deficit.

Potential Target Companies, page 6

5. Please provide more detail as to how the company will proceed in seeking out a target company, addressing matters such as the manner of solicitation of prospective investors, the approximate number of persons who will be contacted or solicited and their relationship to the company's management.

6. Please disclose whether you intend to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements, prior to any merger or acquisition.

Item 2. Financial Information

A. Selected Financial Data, page 14

7. Please present year-to-date statement of operations data for 2012, which will be for the nine months ended September 30, 2012 upon updating your financial information to comply with Rule 8-08 of Regulation S-X.

Management's Discussion and Analysis

Results of Operations, page 16

8. Please also provide a discussion of your results of operations for the 2012 year-to-date interim period and comparative prior year period. Upon updating your financial information to comply with Rule 8-08 of Regulation S-X, this would be for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011. Refer to Item 303(b)(2) of Regulation S-K.

Critical Accounting Policies and Estimates, page 17

9. In a similar manner to your disclosures on pages 3 and 13, please disclose that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) and that this election allows you to delay

the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please also state that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Item 10. Recent Sales of Unregistered Securities, page 22

10. Please revise to complete this section.

Audited Financial Statements

Note 5. Commitments and Contingencies, page F-8

11. In regards to the matter with the California State Board of Equalization, please clarify in your disclosures whether amounts have been accrued for this matter pursuant to ASC 450. Please tell us supplementally the amount accrued. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Note 7. Subsequent Events, page F-9

12. Please disclose the date through which subsequent events were evaluated as well as whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

Unaudited Financial Statements

General

13. Please address the above comments in your interim financial statements, as applicable.

Signatures, page 25

14. Please revise to include the correct company name in the signature section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or, in her absence, Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
       William B. Barnett, Esq.